SEC
Mail Processing
Section

MAR 05 2018

Washington DC
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18006870

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-02142 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trubee, Collins & Co., Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 One M&T Plaza
(No. and Street)

| Buffalo | NY | 14203 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Pictor 716-849-1470
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lumsden & McCormick, LLP
(Name – *if individual, state last, first, middle name*)

| 369 Franklin St. | Buffalo | NY | 14202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Michael Sheets, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trubee, Collins & Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

JEAN M. TORIONE
Notary Public, State of New York
~~Qualified in Erie County~~
My Commission Expires 12/29/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRUBEE, COLLINS & CO., INC.

## CONTENTS

Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors
Trubee, Collins & Co., Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statements of financial condition of Trubee, Collins & Co., Inc. (the Company) as of December 31, 2017 and 2016, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2017 and 2016 in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

**Supplementary Information**

The accompanying supplementary information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2004.

February 7, 2018

## Statements of Financial Condition

| December 31, | | 2017 | 2016 |
|---|---|---|---|
| **Assets** | | | |
| Cash | $ | **596,367** | $ 332,378 |
| Receivables from brokers and dealers | | **307,597** | 359,789 |
| Property and equipment, net (Note 2) | | **5,205** | 22,124 |
| Prepaid expenses and other | | **93,873** | 59,095 |
| | $ | **1,003,042** | $ 773,386 |
| **Liabilities and Stockholders' Equity** | | | |
| **Liabilities:** | | | |
| Accounts payable and accrued expenses | $ | **445,730** | $ 224,519 |
| Liabilities subordinated to claims of general creditors (Note 3) | | **26,000** | 26,000 |
| **Stockholders' equity:** | | | |
| Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares | | **10,216** | 10,216 |
| Additional paid-in capital | | **418,056** | 418,056 |
| Retained earnings | | **222,990** | 214,545 |
| Treasury stock - 2,875 shares at cost | | **(119,950)** | (119,950) |
| | | **531,312** | 522,867 |
| | $ | **1,003,042** | $ 773,386 |

*See accompanying notes.*

## 1. Summary of Significant Accounting Policies:

### Description of Business:

Trubee, Collins & Co., Inc. (the Company) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States.

### Customer Securities Transactions:

Customer securities transactions are recorded on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

### Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 7, 2018 (the date the financial statements were available to be issued).

### Cash:

Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

### Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

### Investments:

When they exist, the Company's investments in marketable securities are classified as trading securities since they are bought and sold principally for resale in the near term. Marketable securities are stated at fair value as determined by published quotations in active markets. Unrealized gains and losses are included in earnings.

The Company's investments also may include not readily marketable securities carried at estimated fair value.

### Income Taxes:

Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

### Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 2. Property and Equipment:

| | **2017** | 2016 |
|---|---|---|
| Furniture and equipment | **$ 191,227** | $ 207,259 |
| Less accumulated depreciation | **186,022** | 185,135 |
| | **$ 5,205** | $ 22,124 |

## 3. Liabilities Subordinated to Claims of General Creditors:

Liabilities subordinated to claims of general creditors represent a noninterest bearing capital debenture bond with a maturity date of December 31, 2021.

The subordinated borrowings are covered by an agreement approved by the Financial Industry Regulatory Authority and are available in computing net capital under the Securities and Exchange Commission's (SEC) uniform net capital rule. To the extent such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid (Note 5).

## 4. Income Taxes:

Deferred income taxes on the statements of financial condition at December 31, 2017 and 2016 consist of the following included within accounts payable and accrued expenses:

| | 2017 | 2016 |
|---|---|---|
| Liabilities | **$ (14,300)** | $ (14,000) |

## 5. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017 and 2016, the Company has net capital of $458,234 and $467,648, which was $208,234 and $217,648 in excess of its required capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .97 to 1 and .48 to 1 at December 31, 2017 and 2016.

## 6. Leases:

The Company leases office space and certain office equipment pursuant to noncancelable operating leases. At December 31, 2017, future minimum rental payments due are:

| | |
|---|---|
| 2018 | **$ 114,363** |
| 2019 | **113,460** |
| 2020 | **113,460** |
| 2020 | **113,460** |
| 2022 | **9,455** |
| | **$ 464,198** |

## 7. Contingencies:

The Company is subject to claims and lawsuits which arise in the ordinary course of business. The Company does not anticipate any losses with respect to such existing or pending claims and lawsuits at December 31, 2017.

## 8. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

## 9. Stockholder Agreement:

Under the terms of an agreement with its stockholders, the Company has the option to purchase the shares held by that stockholder in the event of termination or death. If the Company's option is not exercised, the remaining stockholders must purchase the shares.

## Supplementary Information
## Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

| | |
|---|---|
| **Net capital:** | |
| Total stockholders' equity | $ 531,312 |
| Additions: | |
| Allowable subordinated liabilities | 26,000 |
| Total available capital | 557,312 |
| Deductions: | |
| Non-allowable assets: | |
| Equipment, less accumulated depreciation | 5,205 |
| Investments not readily marketable | - |
| Prepaid expenses and other | 93,873 |
| | 99,078 |
| Tentative net capital | 458,234 |
| Haircuts: | |
| Equities | - |
| Money market funds | - |
| U.S. Government Agencies | - |
| | - |
| Net capital | $ 458,234 |
| **Aggregate indebtedness:** | |
| Accounts payable and accrued expenses | $ 445,730 |
| **Computation of net capital requirement:** | |
| Net capital | $ 458,234 |
| Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000) | 250,000 |
| Excess net capital | $ 208,234 |
| **Aggregate debt to net capital (allowable 15 to 1)** | .97 to 1 |

## Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) focus report | $ 458,234 |
| Adjustments made subsequent to preparation of focus report: | |
| None | - |
| Net capital per above | $ 458,234 |

# TRUBEE, COLLINS & CO., INC.

**Statements of Financial Condition and
Supplementary Schedules
as of December 31, 2017**

**Filed in accordance with Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT.**